TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED
2005 AUG -2 A 8:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

RDJA\CB\104811

29 July 2005

05010117

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 4 July 2005 to 29 July 2005 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

RDJ Adams

Rowan D J Adams
Deputy Company Secretary

PROCESSED
AUG 03 2005
THOMSON
FINANCIAL

Enc.

5 July 2005 – Tate & Lyle PLC

Director Shareholding

Tate & Lyle PLC was informed on 5 July 2005 by the Manager of the Company's Corporate Personal Equity Plans ("PEPs") that 11 Tate & Lyle PLC Ordinary shares of 25 pence each were acquired at 479.00 pence each share on 4 July 2005 for a corporate PEP owned by Mr Simon Gifford who is an executive director of Tate & Lyle PLC. Mr Gifford now has an interest in 76,600 Ordinary shares in Tate & Lyle PLC.

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 2001 SHARESAVE SCHEME
3.	Period of return:	From 1 JANUARY 2005 to 30 JUNE 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,497,144
5.	Number of shares issued/allotted under scheme during period:	71,163
6.	Balance under scheme not yet issued/allotted at end of period	1,425,981
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

486,823,023

Contact for queries:

Name: ROWAN ADAMS

Telephone: 0207 977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 SHARESAVE SCHEME
3.	Period of return:	From 1 JANUARY 2005 to 30 JUNE 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	438,244
5.	Number of shares issued/allotted under scheme during period:	30,440
6.	Balance under scheme not yet issued/allotted at end of period	407,804
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

486,823,023

Contact for queries:

Name: ROWAN ADAMS

Telephone: 0207 977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 EXECUTIVE SHARE OPTION SCHEME
3.	Period of return:	From 1 JANUARY 2005 to 30 JUNE 2005
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	2,653,900
5.	Number of shares issued/allotted under scheme during period:	1,256,405
6.	Balance under scheme not yet issued/allotted at end of period	1,397,495
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

486,823,023

Contact for queries:

Name: ROWAN ADAMS

Telephone: 0207 977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

8 July 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 7 July 2005 that as at 1 July 2005 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 53,551,700 ordinary shares in Tate & Lyle PLC, being 11.00 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 53,283,335 ordinary shares in Tate & Lyle PLC as at 25 May 2005 in which they had a notifiable interest which was then 10.95 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co. Ltd.	1,413,825	0.2905
Woolwich Unit Trust Managers Ltd.	2,344,709	0.4817
Barclays Global Investors Australia Ltd	465,265	0.0956
Gerrard Ltd	23,036	0.0047
Barclays Global Investors Ltd.	20,634,079	4.2390
Barclays Capital Securities Ltd.	679,761	0.1396
Barclays Private Bank Ltd	30,000	0.0062
Barclays Global Fund Advisors	1,155,720	0.2374
Barclays Global Investors Japan Trust & Banking	594,297	0.1221
Barclays Bank Trust Company Ltd.	18,287	0.0038
Barclays Global Investors, N.A.	12,552,995	2.5789
Barclays Global Investors Ltd.	13,355,820	2.7438
Barclays Bank Trust Company Ltd.	700	0.0001
Barclays Global Investors Japan Ltd.	281,604	0.0579
Barclays Private Bank and Trust Ltd.	1,602	0.0003
Group Holding	**53,551,700**	**11.0016**

Registered Holder	Holding
Bank of Ireland	41,580
Bank of Ireland	242,213
Bank of Ireland	320,532
Bank of Ireland	249,524
Bank of Ireland	140,133
Bank of Ireland	176,234
Bank of Ireland	101,295
Bank of New York	20,864

Bank of New York	1,139,771
Bank of New York	169,458
Bank of New York	998,279
Bank of New York	1,083,017
Bank of New York	56,263
Bank of New York	109,543
Barclays Capital Nominees Ltd.	679,761
Barclays Noms Monument R97	700
Barclays Trust Co E99	1,558
Barclays Trust Co R69	16,729
BNP Paribas	157,426
BNY (OCS) Nominees Ltd	43,033
BNY (OCS) Nominees Ltd	266,180
Chase Nominees Ltd	272,813
Chase Nominees Ltd	70,457
Chase Nominees Ltd	61,765
Chase Nominees Ltd	38,811
Chase Nominees Ltd	589,142
Chase Nominees Ltd	576,985
Chase Nominees Ltd	15,078,312
Chase Nominees Ltd	183,519
Chase Nominees Ltd	32,245
Chase Nominees Ltd	48,244
Chase Nominees Ltd	90,072
Chase Nominees Ltd	68,381
Chase Nominees Ltd	129,287
Chase Nominees Ltd	162,404
Chase Nominees Ltd	182,358
Chase Nominees Ltd	238,924
Chase Nominees Ltd	523,324
Chase Nominees Ltd	8,495
Chase Nominees Ltd	51,426
CIBC Mellon Global Securities	92,401
Citibank	122,134
Citibank	74,962
Deutsche Bank London	8,438
Deutsche Bank London	330,638
HSBC	283,816
HSBC	39,765
HSBC	34,867
HSBC	13,857
HSBC Nominees	117,268
Investors Bank & Trust Company	106,095
Investors Bank and Trust Co.	582,927
Investors Bank and Trust Co.	1,572,711
Investors Bank and Trust Co.	35,855

Investors Bank and Trust Co.	308,783
Investors Bank and Trust Co.	2,441,051
Investors Bank and Trust Co.	53,493
Investors Bank and Trust Co.	4,643,093
Investors Bank and Trust Co.	505,724
Investors Bank and Trust Co.	108,997
Investors Bank and Trust Co.	52,467
Investors Bank and Trust Co.	3,270
Investors Bank and Trust Co.	5,023
Investors Bank and Trust Co.	92,070
Investors Bank and Trust Co.	941,280
Investors Bank and Trust Co.	101,787
Investors Bank and Trust Co.	6,937
Investors Bank and Trust Co.	13,646
JP Morgan (BGI Custody)	18,397
JP Morgan (BGI Custody)	1,595
JP Morgan (BGI Custody)	6,598
JP Morgan (BGI Custody)	160,755
JP Morgan (BGI Custody)	28,949
JP Morgan (BGI Custody)	273,903
JP Morgan (BGI Custody)	432,329
JP Morgan (BGI Custody)	57,984
JP Morgan (BGI Custody)	175,587
JP Morgan (BGI Custody)	284,318
JP Morgan (BGI Custody)	5,264,436
JP Morgan (BGI Custody)	61,378
JP Morgan (BGI Custody)	33,873
JP Morgan (BGI Custody)	90,005
JP Morgan (BGI Custody)	27,737
JP Morgan (BGI Custody)	18,518
JP Morgan (BGI Custody)	5,227
JP Morgan (BGI Custody)	25,994
JP Morgan (BGI Custody)	75,883
JP Morgan (BGI Custody)	263,424
JP Morgan (BGI Custody)	1,471,703
JP Morgan (BGI Custody)	341,184
JPM Frankfurt	203,368
JP Morgan Chase Bank	14,684
JP Morgan Chase Bank	382,485
JP Morgan Chase Bank	82,780
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	17,738
JP Morgan Chase Bank	255,767
JP Morgan Chase Bank	1,595
JP Morgan Chase Bank	64,408

JP Morgan Chase Bank	68,284
JP Morgan Chase Bank	90,585
JP Morgan Chase Bank	51,411
JP Morgan Chase Bank	18,397
JP Morgan Chase Bank	9,770
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	20,677
JP Morgan Chase Bank	5,089
JP Morgan Chase Bank	16,678
JP Morgan Chase Bank	30,384
JP Morgan Chase Bank	11,719
JP Morgan Chase Bank	22,588
JP Morgan Chase Bank	723
JP Morgan Chase Bank	6,598
JP Morgan Chase Bank	72,117
JP Morgan Chase Bank	13,534
KAS Associates	42,321
Master Trust Bank	15,516
Mellon	40,444
Mellon Bank	1,246,614
Mellon Bank	49,202
Mellon Bank, N.A.	187,752
Mellon Trust – Boston & SF	233,278
Mellon Trust – Boston & SF	65,804
Mellon Trust of New England	292,205
Midland Bank (HSBC Bank PLC)	713,712
Mitsubishi Trust International	3,304
Mitsubishi Trust International	8,071
Northern Trust	34,040
Northern Trust	344,745
Northern Trust	29,459
Northern Trust	83,846
Northern Trust	58,673
Northern Trust	102,474
Northern Trust	679,556
Northern Trust Bank – BGI SEPA	316,528
Northern Trust Bank – BGI SEPA	342,276
Northern Trust Bank – BGI SEPA	77,535
R C Greig Nominees Limited a/c	800
R C Greig Nominees Limited GP1	13,646
R C Greig Nominees Limited SA1	8,590
Reflex Nominees Ltd	1,602
State Street	8,288
State Street	52,599
State Street	237,343
State Street	32,061

State Street	9,379
State Street	20,318
State Street Boston	41,235
State Street Boston	312,382
State Street Trust of Canada	106,095
Sumitomo TB	4,738
UBS	13,359
Zeban Nominees Limited	30,000
Group Holding	**53,551,700**

8 July 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 8 July 2005 that as at 4 July 2005 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 53,454,822 ordinary shares in Tate & Lyle PLC, being 10.98 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 53,551,700 ordinary shares in Tate & Lyle PLC as at 1 July 2005 in which they had a notifiable interest which was then 11.00 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co. Ltd.	1,413,825	0.2905
Woolwich Unit Trust Managers Ltd.	2,390,935	0.4912
Barclays Global Investors Australia Ltd	465,265	0.0956
Gerrard Ltd	23,036	0.0047
Barclays Global Investors Ltd.	20,634,079	4.2390
Barclays Capital Securities Ltd.	679,761	0.1396
Barclays Private Bank Ltd	30,000	0.0062
Barclays Global Fund Advisors	1,155,720	0.2374
Barclays Global Investors Japan Trust & Banking	594,297	0.1221
Barclays Bank Trust Company Ltd.	18,287	0.0038
Barclays Global Investors, N.A.	12,553,234	2.5789
Barclays Global Investors Ltd.	13,210,719	2.7140
Barclays Bank Trust Company Ltd.	700	0.0001
Barclays Global Investors Japan Ltd.	283,362	0.0582
Barclays Private Bank and Trust Ltd.	1,602	0.0003
Group Holding	**53,454,822**	**10.9816**

Registered Holder	Holding
Bank of Ireland	35,018
Bank of Ireland	242,213
Bank of Ireland	320,532
Bank of Ireland	260,321
Bank of Ireland	140,133
Bank of Ireland	176,234
Bank of New York	20,864
Bank of New York	1,139,771

Bank of New York	169,458
Bank of New York	998,279
Bank of New York	1,063,898
Bank of New York	56,263
Bank of New York	109,543
Barclays Capital Nominees Ltd.	679,761
Barclays Noms Monument R97	700
Barclays Trust Co E99	1,558
Barclays Trust Co R69	16,729
BNP Paribas	157,426
BNY (OCS) Nominees Ltd	41,926
BNY (OCS) Nominees Ltd	266,180
Chase Nominees Ltd	272,813
Chase Nominees Ltd	70,457
Chase Nominees Ltd	61,765
Chase Nominees Ltd	38,811
Chase Nominees Ltd	589,142
Chase Nominees Ltd	623,211
Chase Nominees Ltd	15,078,312
Chase Nominees Ltd	183,519
Chase Nominees Ltd	32,245
Chase Nominees Ltd	48,244
Chase Nominees Ltd	90,072
Chase Nominees Ltd	68,381
Chase Nominees Ltd	129,287
Chase Nominees Ltd	162,404
Chase Nominees Ltd	182,358
Chase Nominees Ltd	238,924
Chase Nominees Ltd	523,324
Chase Nominees Ltd	8,495
Chase Nominees Ltd	65,732
CIBC Mellon Global Securities	92,401
Citibank	122,134
Citibank	74,962
Deutsche Bank London	8,438
Deutsche Bank London	330,638
HSBC	283,816
HSBC	39,765
HSBC	34,867
HSBC	13,857
HSBC Nominees	117,268
Investors Bank & Trust Company	106,095
Investors Bank and Trust Co.	92,070
Investors Bank and Trust Co.	1,572,711
Investors Bank and Trust Co.	53,493
Investors Bank and Trust Co.	4,643,093

Investors Bank and Trust Co.	101,787
Investors Bank and Trust Co.	3,270
Investors Bank and Trust Co.	505,724
Investors Bank and Trust Co.	308,783
Investors Bank and Trust Co.	52,467
Investors Bank and Trust Co.	108,997
Investors Bank and Trust Co.	35,855
Investors Bank and Trust Co.	13,646
Investors Bank and Trust Co.	941,280
Investors Bank and Trust Co.	6,937
Investors Bank and Trust Co.	2,441,051
Investors Bank and Trust Co.	582,927
Investors Bank and Trust Co.	5,023
JP Morgan (BGI Custody)	18,397
JP Morgan (BGI Custody)	1,595
JP Morgan (BGI Custody)	6,598
JP Morgan (BGI Custody)	160,755
JP Morgan (BGI Custody)	28,949
JP Morgan (BGI Custody)	273,903
JP Morgan (BGI Custody)	432,329
JP Morgan (BGI Custody)	57,984
JP Morgan (BGI Custody)	175,587
JP Morgan (BGI Custody)	284,318
JP Morgan (BGI Custody)	5,264,436
JP Morgan (BGI Custody)	53,396
JP Morgan (BGI Custody)	33,873
JP Morgan (BGI Custody)	80,160
JP Morgan (BGI Custody)	27,737
JP Morgan (BGI Custody)	18,518
JP Morgan (BGI Custody)	5,227
JP Morgan (BGI Custody)	22,498
JP Morgan (BGI Custody)	67,582
JP Morgan (BGI Custody)	263,424
JP Morgan (BGI Custody)	1,471,703
JP Morgan (BGI Custody)	341,184
JPM Frankfurt	192,574
JP Morgan Chase Bank	82,780
JP Morgan Chase Bank	382,485
JP Morgan Chase Bank	14,684
JP Morgan Chase Bank	13,534
JP Morgan Chase Bank	16,678
JP Morgan Chase Bank	72,117
JP Morgan Chase Bank	20,677
JP Morgan Chase Bank	5,089
JP Morgan Chase Bank	723
JP Morgan Chase Bank	6,598

JP Morgan Chase Bank	30,384
JP Morgan Chase Bank	20,039
JP Morgan Chase Bank	9,770
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	90,585
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	18,397
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	17,738
JP Morgan Chase Bank	255,767
JP Morgan Chase Bank	51,411
JP Morgan Chase Bank	1,595
JP Morgan Chase Bank	64,408
JP Morgan Chase Bank	68,284
JP Morgan Chase Bank	22,588
KAS Associates	42,321
Master Trust Bank	15,516
Mellon	40,444
Mellon Bank	1,246,614
Mellon Bank	49,202
Mellon Bank, N.A.	187,752
Mellon Trust – Boston & SF	233,233
Mellon Trust – Boston & SF	65,804
Mellon Trust of New England	292,205
Midland Bank (HSBC Bank PLC)	713,712
Mitsubishi Trust International	3,304
Mitsubishi Trust International	8,071
Northern Trust	34,040
Northern Trust	344,745
Northern Trust	29,459
Northern Trust	83,846
Northern Trust	58,673
Northern Trust	102,474
Northern Trust	659,556
Northern Trust Bank – BGI SEPA	317,812
Northern Trust Bank – BGI SEPA	342,276
Northern Trust Bank – BGI SEPA	77,535
R C Greig Nominees Limited a/c	800
R C Greig Nominees Limited GP1	13,646
R C Greig Nominees Limited SA1	8,590
Reflex Nominees Ltd	1,602
State Street	8,288
State Street	52,599
State Street	237,343
State Street	25,144
State Street	8,031

State Street	20,318
State Street Boston	41,235
State Street Boston	312,382
State Street Trust of Canada	106,095
Sumitomo TB	4,738
UBS	13,359
Zeban Nominees Limited	30,000
Group Holding	**53,454,822**

19 July 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 18 July 2005 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 19,584,293 ordinary shares of 25 pence each in the Company, being 4.02 per cent. of the Company's ordinary share capital.

Deutsche Bank AG had previously reported holding 15,244,668 ordinary shares in the Company as at 24 June 2005 in which they had a notifiable interest which was then 3.13 per cent of the ordinary share capital.

26 July 2005 - Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ('the Company') was informed on 25 July 2005 that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 19,466,744 ordinary shares of 25 pence each in the Company, being 3.99 per cent. of the Company's ordinary share capital.

Deutsche Bank AG had previously reported holding 19,584,293 ordinary shares in the Company as at 18 July 2005 in which they had a notifiable interest which was then 4.02 per cent of the ordinary share capital.

28 July 2005 – Tate & Lyle PLC

TATE & LYLE ANNOUNCES £100 MILLION INVESTMENT IN GROWTH

1. Loudon, USA *facility*

Tate & Lyle today announced plans for a £43 million (US$75 million) expansion to its Loudon, Tennessee, facility. It will enable Tate & Lyle to increase production of value added products and will also supply substrate for the new joint venture, DuPont Tate & Lyle BioProducts, LLC (being constructed adjacent to the facility) which will produce 1,3 propanediol (Bio-3G), the key building block for DuPont™ Sorona®. Ethanol capacity will also be increased by 37 million gallons per year. There will be no increase in high fructose corn syrup capacity.

By implementing proprietary technology, the expansion will both dramatically increase starch yields and reduce per unit energy consumption. The project includes investment in substantial environmental improvements. Subject to regulatory permit approvals, construction will begin later this financial year and the new capacity is scheduled to be operational in October 2007. The project is expected to cover the Group's cost of capital in the first full year of operation.

"These proprietary technologies, which have been developed by Group engineers in Europe and the Americas, allow significantly higher starch yields and lower energy consumption," said Stanley Musesengwa, Chief Operating Officer of Tate & Lyle. "In addition to lower operating costs, the expansion will be implemented at a lower capital cost per bushel than the traditional corn wet milling process and is an example of Tate & Lyle's experience and innovation at work.

"These are exciting times for the Loudon facility, which is seeing considerable investment and is creating jobs in the local construction industry. We look forward to working with the Tennessee Department of Environment & Conservation and local environmental groups and are confident that construction will begin shortly."

2. Sagamore, USA facility

Tate & Lyle today announced plans for a £57 million (US$100 million) expansion to its Sagamore facility in Lafayette, Indiana to increase capacity for food ingredient products. This will contribute to the delivery of Tate & Lyle's strategy to grow the contribution from value added products. The project includes investment in substantial environmental improvements.

Subject to regulatory permit approvals, construction will begin later this financial year and the new capacity is scheduled to be operational by January 2007. The project is expected to cover the Group's cost of capital in the first full year of operation.

The Sagamore plant is Tate & Lyle's primary US production site for modified food starches and is the flagship site for value added dent and waxy based food starch products. These products are used in a wide array of dairy, beverage, baking,

snack, and dressings. Tate & Lyle has been successful in growing these markets and without this expansion production capacity at the plant would have become a constraint. This expansion is part of the Group's investment in growth.

"We have undertaken significant work to understand and anticipate changing consumer preferences and eating habits, and how the food processing and food service industries will respond to these trends," said Iain Ferguson, Chief Executive of Tate & Lyle. "The cumulative impact of this work coupled with our greater understanding of, and deeper involvement with, our customers is that we recognize the need for investment in modified food starch and maltodextrin at Sagamore to meet growing demand.

"The investments in both Sagamore and Loudon reflect our firm commitment to deliver against our strategy to grow our business, and in particular to grow the contribution from value added products. The expansions will increase the corn grind and demand for locally sourced crops whilst the environmental improvements are designed to reduce emissions and reflect Tate & Lyle's commitment to environmental performance and to the surrounding community."

END
Contacts

Mark Robinson, Head of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose. Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, predominately throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on this website. www.tateandlyle.com

28 July 2005 – Tate & Lyle PLC

CHAIRMAN'S AGM STATEMENT

At the Annual General Meeting of Tate & Lyle PLC to be held in London today, Sir David Lees, Chairman, will make the following statement on current trading and expansion plans:

"For the current year, there has been little overall change in trading conditions or in the outlook since the beginning of June, when I signed the Chairman's Statement in the Annual Report. I am pleased to confirm that trading for the first quarter was in line with our internal expectations and marginally ahead of the corresponding period in the prior year.

Across the business we have a number of expansion projects under way to stimulate longer term growth in our value added segment. We have announced capital projects to more than triple the sucralose production capacity acquired under the realignment of the SPLENDA® Sucralose activities in April 2004 and our new joint venture plant with DuPont to produce Bio-3G™ from renewable resources should begin to come on stream in our financial year ending 31 March 2007. All of these projects continue to progress satisfactorily.

Earlier today we also announced expansion plans for both our Sagamore and Loudon facilities in the US which will involve capital expenditure totalling £100 million.

The £43 million expansion to the Loudon, Tennessee, facility will enable Tate & Lyle to increase production of value added products and supply substrate to the Bio-3G™ joint venture with DuPont. It will also increase ethanol capacity by 37 million gallons per year. This expansion, which includes investment in substantial environmental improvements, will not increase high fructose corn syrup capacity. Subject to regulatory permit approvals, construction will begin later this financial year and the new capacity will be operational in October 2007.

The expansion to the Sagamore facility in Lafayette, Indiana will cost £57 million and will increase capacity for food ingredient products. This will contribute to the delivery of Tate & Lyle's strategy to grow the contribution from value added products. The project also includes investment in substantial environmental improvements. Subject to regulatory permit approvals, construction will begin later this financial year and the new capacity will be operational by January 2007.

These investments reflect our firm commitment to deliver against our growth strategy and in particular to grow the contribution from value added products. They were substantially provided for in the financial plans for the years ending March 2006 and March 2007."

Sir David Lees, Chairman of Tate & Lyle, will also make the following comments at the Annual General Meeting later today:

"Many shareholders, but not all, will be aware of the content of the press release that we issued on 23rd June 2005 in response to the publication by the European Commission, the previous day, of new proposals for reform of the EU Sugar Regime scheduled to take place on 1st July 2006. Our response contained the following main points.

Firstly, there would be no adverse financial effect in the current financial year to 31st March 2006. However, if unchanged the impact of the proposals would be to reduce operating results by £20 million in the year ending 31st March 2007, £60 million in the year ending 31st March 2008, and £85 million in the year ending 31st March 2009.

Secondly, these adverse financial impacts excluded the possible effect of market forces across the range of industries likely to be affected by the proposals. These adverse impacts also excluded mitigating actions that Tate & Lyle itself will undertake in response to actual structural and commercial change.

Thirdly, the targeted improvements in operating results from our value added products in the three years mentioned are expected to at least offset the anticipated adverse impact of the Sugar Regime proposals.

Fourthly, the current proposals remain subject to negotiation and probable future amendment at the Council of Ministers and final approval in the European Parliament, a process that is anticipated to last until at least November 2005.

Our response went on to say that we considered the proposals to be seriously inequitable and that we would be seeking a fairer and more satisfactory outcome in the next few months. This was strong language and I therefore think it appropriate to explain to shareholders why we chose the words we did.

As elaborated in our press release last month, the most significant part of these impacts will be felt in our Food & Industrial Ingredients, Europe business which produces isoglucose and other products which compete with and are typically priced at a discount to sugar. The price reductions in the proposals will have a significant impact here, particularly as the raw material used in this business is either wheat or corn so, contrary to the position of, say, the beet sugar processors, the regime can provide no offsetting adjustment in input price to sustain margins.

Our cane sugar refineries in London and Lisbon would also be impacted by reduced margins as the lower sugar prices in the current proposals would not be

fully offset by reductions in raw sugar prices. My remaining remarks today will be focussed principally on the impacts on cane sugar refining.

In essence we believe that the proposals as currently drafted are inconsistent with the Commission's stated undertaking to ensure the refining of sugar is carried out under the fairest possible conditions of competition. In particular the proposals as stated have the effect of reducing the Beet Processors' margins by 44% but the Cane Refiners' margins by 77% in 2009/10. Margins for this purpose can broadly be described as the difference between what the Cane Refiners and Beet Processors receive for their finished products, which is the same, and what they pay for their raw materials, which is different.

We have pointed out the inequity of the proposals to the Commission and to the Department for the Environment, Food and Rural Affairs, known as DEFRA, which is our sponsoring Ministry and we will continue to lobby hard for the fair treatment originally promised. In this regard extracts from Paragraph 9.3 of DEFRA's Regulatory Impact Assessment published recently following publication of the Commission's current proposals make interesting reading. I quote:

> *"Given that the UK refiner,* (that is Tate & Lyle) *is arguably the world's most efficient refiner, and is far more likely to prosper in a fully liberalised market than beet processors, there is a strong argument in a partial reform for a corrective mechanism to offset the continued distortions of a regulated price system. This may take the form of a margin aid or ensuring sufficient raw imports enter the community. The abolition of refining aid in the Commission's proposal* (refining aid is currently worth about £20 million a year to Tate & Lyle) *means that the institutional refining margin* (for the cane refiners) *will be squeezed by a significantly greater proportion than the beet processing."*

The paragraph in question goes on to say:

> *"Whilst it should not be the objective of a liberalising reform to engineer specific outcomes there appears to be little economic justification for differential treatment between beet and cane."*

There are two further points about which I feel shareholders should be aware in connection with the EU Sugar Regime. The first relates to a wide misunderstanding of the purpose of the payment we receive each year from the Rural Payments Authority which in the year to 15th October 2004 amounted to £127 million. The purpose of this payment is to enable Tate & Lyle to purchase raw sugar from the African, Caribbean, Pacific and less developed countries, known as the ACP and LDC, at EU established prices. These are some three times the world price. The important point to realise is that Tate & Lyle does not retain the £127 million. In effect the payment is passed through Tate & Lyle from the European Union to the suppliers in those countries. This enables the

European Union to meet its long term obligations to purchase some 1.5m tonnes of raw sugar a year. I would emphasise that the prices at which these purchases are made are currently at about three times the world price.

The second point I want to make concerns the dependency of Tate & Lyle's sugar business on the EU Sugar Regime. As most people will know the Regime has created a highly regulated market with controls affecting both input and output prices. However, shareholders should be aware that Tate & Lyle's EU sugar business is not dependent on a regulated market for its prosperity. We believe we would compete very effectively in a free non-regulated market as we do with our Redpath Sugar business in Canada.

Furthermore, that assertion is not ours alone. Again I turn to DEFRA's Regulatory Impact Assessment and quote from page 4 which states:

> *"As proposed, the reform threatens a substantial squeeze upon cane refining margins, including in the UK, a sector which is otherwise well placed to compete in a fully liberalised market."*

Page 89 of the same publication repeats this theme stating:

> *"Full liberalisation should not pose a great risk for cane refining within the UK."*

The issue for us is the manner and speed at which deregulation and any move to full liberalisation takes place. The manner is important because it governs the preservation of the competitive balance between the Cane Refiners and the Beet Processors. The speed is important because of the impact that moving from a highly regulated to a less or even deregulated market has on the participants, not least on our ACP and LDC suppliers. It would indeed be perverse if a participant such as Tate & Lyle, that might be expected to do better than its competitors in a totally deregulated market, were to end up disadvantaged against its competitors in a partially deregulated market.

Tate & Lyle fully understands the need for reform of the EU Sugar Regime. Our difficulty lies with the EU Commission's current proposals which further widen the competitive imbalance between the Cane Refiners and the Beet Processors. As I said earlier, we will be working hard to secure a more satisfactory outcome in the months that lie ahead and I shall be disappointed if we do not have some success."

For more information contact Tate & Lyle PLC:

Mark Robinson, Head of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515 861
Email: investorrelations@tateandlyle.com

Ferne Hudson, Head of Media and Public Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7713 067 433

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

28 July 2005 – Tate & Lyle PLC

Result of AGM

Tate & Lyle PLC (the "Company") is pleased to announce that at its Annual General Meeting ("AGM") on 28 July 2005 all resolutions were passed on a show of hands. The number of proxy votes lodged for each resolution prior to the meeting was as follows:

		Total For [1]		Total Against		Votes withheld
Resolution		No. of votes	% of vote	No. of votes	% of vote	No. of votes
1.	Report and Accounts	247,842,444	99.9%	182,118	0.1%	13,161,499
2.	Remuneration Report	251,152,303	98.2%	4,526,379	1.8%	5,507,379
3.	Approve final dividend	261,103,292	100%	14,526	0%	68,243
4.	Re-elect S Gifford	260,733,740	99.9%	187,702	0.1%	264,619
5.	Re-elect Sir D. Lees	258,457,147	99.9%	201,587	0.1%	2,527,327
6.	Re-elect K Nargolwala	260,892,109	99.9%	179,049	0.1%	114,903
7.	Re-elect Dr B Zoumas	260,886,662	99.9%	188,264	0.1%	111,135
8.	Re-appoint auditors	261,003,335	100%	115,271	0%	67,455
9.	Approve auditors' remuneration	261,010,734	100%	98,867	0%	76,460
10.	Amend Performance Share Plan	256,685,284	98.4%	4,054,516	1.6%	446,261
11.	Approve Deferred Bonus Share Plan	250,496,409	96.3%	9,731,709	3.7%	957,943
12.	Authority to purchase own shares	260,872,155	99.9%	235,408	0.1%	78,498
13.	Authority to allot shares	258,259,140	98.9%	2,760,705	1.1%	166,216
14.	Dis-application of pre-emption rights	259,661,104	99.5%	1,299,046	0.5%	225,911

(1) Includes discretionary votes

As announced on 2 June 2005, Allen Yurko retired as a Director of the Company at the conclusion of the AGM. Following Allen Yurko's retirement, the Board of Tate & Lyle has appointed Evert Henkes as Chairman of the Remuneration Committee.

Certified copies of the resolutions passed as special business at the Annual General Meeting will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Robert Gibber
Company Secretary
28 July 2005

Tate & Lyle PLC – 29 July 2005

Director/PDMR Shareholding

Tate & Lyle PLC (the "Company") announces that on 28 July 2005 a grant of options and awards over the Company's ordinary shares of 25 pence each was made under the Performance Share Plan ("PSP") to Executive Directors and Persons Discharging Managerial Responsibilities ("PDMR") as detailed in the table below.

Name	Role	No. of shares subject to options	No. of shares subject to awards	Total options and awards now held under PSP
Iain Ferguson	Executive Director	199,508	–	567,068
Simon Gifford	Executive Director	118,339	–	352,854
Stanley Musesengwa	Executive Director	118,339	–	351,659
Stuart Strathdee	Executive Director	80,745	–	231,767
Robert Gibber	PDMR	66,847	–	195,432
Corry Wille	PDMR	–	77,039	166,717

Options and awards under the PSP will vest on 31 March 2009 but only to the extent that certain performance criteria are satisfied by the Company over a three-year performance period which commenced on 1 April 2005. Vested options may be exercised up until 31 March 2015. No consideration is payable for the grant or exercise of the options or awards.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Robert Gibber
Company Secretary